December 21, 2007

Re:	Vivo Participações S.A. Form 20-F for the year ended December 31, 2006 Filed May 3, 2007 File No. 333-09470

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

On behalf of Vivo Participações S.A., a Brazilian corporation (“Vivo”), please find attached as Attachment A Vivo’s response to the Staff’s comments included in its letter dated December 7, 2007 in connection with its review of Vivo’s Form 20-F for the year ended December 31, 2006 (“2006 20-F”).

Please do not hesitate to contact me at 212-450-4779 should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Andrés V. Gil
Andrés V. Gil

Attachment

cc w/att:	Mr. Roberto Oliveira de Lima
Mr. Ernesto Gardelliano

ATTACHMENT A

VIVO PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2006

1.           We note in your response to comment 1 that during 2007 you began transitioning your cellular phone service from CDMA technology to GSM technology. This change may have an impact on your revenue recognition policy in light of the apparent standalone value of the handset with GSM technology. Please explain to us your revenue recognition policy under US GAAP for the different deliverables in your bundled arrangements for GSM technology based cellular phone service. Also, tell us how the charge will affect your Brazilian GAAP to US GAAP reconciliation of net income.

We respectfully advise the Staff that we are currently finalizing our analysis of the impact that the transition from CDMA technology to GSM technology will have on our revenue recognition policy under US GAAP. Our understanding is that the frequency used by our competitors is not currently compatible with the frequency used by our GSM technology and therefore, the GSM handsets will not have standalone value. Consequently, the revenue recognition policy under US GAAP for the sale of GSM handsets will be consistent with the policy used for the sale of CDMA handsets. However, we expect that our competitors will begin to use the same frequency during 2008. We will include disclosures on the impacts of changes in technology on our revenue recognition policy in future filings.